 Exhibit 99.1

JOE C. NEAL & ASSOCIATES
PETROLEUM ENGINEERING CONSULTANTS
214 W. Texas Ave. Suite 600
Midland, Texas 79701
432-683-4371  FAX:432-683-9279
E-Mail: info@joecneal.com

       March 29, 2016

FieldPoint Petroleum Corporation
Attn: Mr. Phil Roberson
P O Box 200685
Austin, TX 78720

Re:  Evaluation of Oil and Gas Reserves to the interest of FieldPoint Petroleum Corporation
       Effective January 1, 2016 based on Security Exchange Commission Guidelines

Mr. Roberson,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by FieldPoint Petroleum Corporation as of January 1, 2016. The properties to which proved reserves are attributable are located in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming. The estimated reserves are based on a detailed study of properties owned by FieldPoint Petroleum Corporation. During this study, we consulted freely with the officers and employees of FieldPoint Petroleum Corporation and were given access to such records, geological and engineering reports, and other data as were desired for examination. In preparation of this report, we have relied, without independent verification, upon information furnished by FieldPoint Petroleum Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented. The results of our third party study, completed on March 7, 2016, are presented herein. The properties reviewed by Joe C. Neal & Associates represent only properties in Chaves, Eddy, Lea and Loving Counties, New Mexico, Caddo Parish, Louisiana, Caddo, Dewey, and Grady Counties, Oklahoma, Andrews, Burleson, Lee and Midland Counties, Texas and Converse County, Wyoming of the total net proved reserves of FieldPoint Petroleum Corporation.

The summary below includes FieldPoint Petroleum Corporation Proved Reserves only. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which FieldPoint Petroleum Corporation owns an interest.

JCN/FieldPoint Petroleum Corporation	1
Ref: 15111 (SEC Report)

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of FieldPoint Petroleum Corporation as of January 1, 2016 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	314	680	7,488	4,984
Non-Producing	91	108	3,145	2,064

Total Proved	405	788	10,633	7,048

The following table sets forth the changes in total Proved Reserves owned by FieldPoint Petroleum Corporation as of January 1, 2016.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period January 1, 2015	525	485
Revisions of Previous Estimates	(47)	388
Beginning of Period as Revised	478	873

Additions from Drilling and Purchase	0	0
Extensions	0	0
Sales of Minerals-in-Place	0	0
Production	(73)	(85)
End of Period January 1, 2016	405	788

Proved Developed Reserves:
Beginning of Period January 1, 2015	411	267
End of Period January 1, 2016	405	788

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report. Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing properties were determined by volumetric calculations and/or by analogy with offset wells.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

JCN/FieldPoint Petroleum Corporation	2
Ref: 15111 (SEC Report)

The estimates of reserves presented herein were based upon a detailed study of the properties in which FieldPoint Petroleum Corporation owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. FieldPoint Petroleum Corporation has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by FieldPoint Petroleum Corporation with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isopach maps, well logs, core analyses, and pressure measurements. Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by FieldPoint Petroleum Corporation.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions. We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study. It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by FieldPoint Petroleum Corporation. This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties. Information regarding prices and the particular pricing categories under current governmental regulations was supplied by FieldPoint Petroleum Corporation.

JCN/FieldPoint Petroleum Corporation	3
Ref: 15111 (SEC Report)

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of FieldPoint Petroleum Corporation. Net income to the interests of FieldPoint Petroleum Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable. The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist. Minor variations in composite columns totals result from computer rounding. Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue. Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization. The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of January 1, 2016 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2016	2,136,553	2,033,279
2017	1,717,527	1,493,729
2018	1,222,861	966,298
Remaining	5,555,872	2,554,405
Total	10,632,813	7,047,711

The future net revenue set forth above reflects estimated capital expenditures in the amount of $111,890.00 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing.

Estimated reserves and future net income amounts presented in this report, as of January 1, 2016, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations). The benchmark price of $48.79 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to an average of $47.06. Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $2.28 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to an average of $3.33. The oil and gas prices were held constant for the economic life of the properties as specified by the SEC. Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons. Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

JCN/FieldPoint Petroleum Corporation	4
Ref: 15111 (SEC Report)

Operating expenses including direct and indirect overhead expenses were supplied by FieldPoint Petroleum Corporation and were held constant for the life of the properties. Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for forty (40) years. Joe C. Neal & Associates does not have any financial interest, including stock ownership, in FieldPoint Petroleum Corporation. Our fees were not contingent on the results of our evaluation. Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report. The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to FieldPoint Petroleum Corporation for their use in SEC filings. It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law. Data utilized in this report will be maintained in our files and is available for your use.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

___________________________________________
Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number: 23238
Registered Professional Engineering Firm
Registration Number: F-001308

JCN/FieldPoint Petroleum Corporation	5
Ref: 15111 (SEC Report)

DEFINITIONS OF OIL AND GAS RESERVES
17 CFR § 210.4-10 Federal Register Dated December 31, 2008/Filed January 13, 2009

Developed oil and gas reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Proved oil and gas reserves 2

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

JCN/FieldPoint Petroleum Corporation	6
Ref: 15111 (SEC Report)

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including government entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-date-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

2 Joe C. Neal & Associates separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

JCN/FieldPoint Petroleum Corporation	7
Ref: 15111 (SEC Report)

TABLE		Gross	Gross	Net	Net	Revenue	Oper	Sev	Ad Val	Net	Net	Net
NUMBER	Lease Name	OIL	GAS	OIL	GAS	to Int.	Expense	Tax	Tax	Investment	Income	Income

6	HOSS 7800 RA SUA;CUSHMAN #01-28	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
7	HOSS RA SUH;CUSHMAN #02-29	6.138	890.908	0.563	81.696	282.812	64.715	17.501	0.000	0.000	200.596	104.268
5	TOTAL LOUISIANA PDP	6.138	890.908	0.563	81.696	282.812	64.715	17.501	0.000	0.000	200.596	104.268

9	CLEMMONS SUNBURST FEDERAL 1	42.826	0.000	12.608	0.000	595.733	247.550	42.237	0.000	0.000	305.945	164.362
10	CRONOS FEE	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
11	EAST LUSK 15 FEDERAL COM #01Y	50.712	67.428	18.399	24.464	986.843	494.246	108.553	0.000	0.000	384.044	308.802
12	EAST LUSK 15 FEDERAL COM #02	55.923	84.589	20.290	30.690	1102.718	443.436	121.299	0.000	0.000	537.983	453.520
13	EAST LUSK 15 FEDERAL COM #03H	42.419	70.401	15.390	25.542	845.266	443.436	92.979	0.000	0.000	308.850	254.390
14	HERMES FEE	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
15	JENNINGS FEDERAL #01	69.651	4.112	50.540	2.984	2343.082	771.302	166.157	0.000	0.000	1405.623	817.637
16	JENNINGS SWD	0.000	0.000	0.000	0.000	803.624	522.941	0.000	0.000	0.000	280.682	152.416
17	KORCZAK FEDERAL	81.483	43.826	8.963	4.821	421.613	155.012	29.945	0.000	0.000	236.656	163.518
18	MERCURY FEE	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
19	NORTH BILBREY 7 FEDERAL	0.027	996.309	0.012	430.904	1245.854	374.858	98.916	0.000	0.000	772.080	365.682
20	QUINOCO SULIMAR	39.656	0.000	33.906	0.000	1525.409	775.368	108.151	0.000	0.000	641.889	391.547
21	SUNBURST SPENCE FEDERAL #02	0.943	25.425	0.278	7.485	38.337	25.275	2.932	0.000	0.000	10.129	9.385
8	TOTAL NEW MEXICO PDP	383.640	1292.090	160.385	526.890	9908.477	4253.425	771.170	0.000	0.000	4883.881	3081.259

23	APACHE BROMIDE UNIT	236.767	262.164	52.272	57.879	2685.317	2041.630	192.719	207.509	0.000	243.460	215.025
24	FIELDS #4-1	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
25	PONTOTOC NET INCOME STREAM	17.084	0.000	17.084	0.000	822.431	0.000	61.682	0.000	0.000	760.748	540.795
26	RUSH SPRINGS MEDRANO UNIT	37.019	4.615	5.926	0.739	265.588	238.328	18.843	0.000	0.000	8.417	8.136
22	TOTAL OKLAHOMA PDP	290.869	266.779	75.283	58.618	3773.337	2279.958	273.244	207.509	0.000	1012.625	763.956

28	ARROWHEAD	3.903	0.000	3.122	0.000	156.732	109.651	7.210	5.233	0.000	34.638	30.945
29	BUCHANAN -L-	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
30	BUCHANAN 'M'	1.432	6.568	0.145	0.667	10.538	9.207	0.592	0.249	0.000	0.491	0.473
31	BUCHANAN 'P'	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
32	CHMELAR, EUGENE -A-	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
33	MCCLINTIC -A-	39.628	46.906	2.255	2.669	120.918	70.103	5.990	2.873	0.000	41.952	27.077
34	NORTH BLOCK 12 UNIT	25.916	0.000	22.199	0.000	1024.506	650.000	47.127	34.208	0.000	293.171	252.477
35	RANGER UNIT 11 #01H	10.112	4.402	1.896	0.825	100.800	54.538	4.857	2.399	0.000	39.006	35.711
36	RANGER UNIT 8A #01H	27.035	21.988	5.069	4.123	287.128	117.753	14.308	6.820	0.000	148.247	125.377
37	RANGER UNIT 8A #02H	16.374	10.459	3.070	1.961	168.967	73.131	8.296	4.017	0.000	83.524	74.778
38	RANGER UNIT 8A #03H	28.597	12.444	5.362	2.333	285.060	110.316	13.735	6.783	0.000	154.226	132.275
27	TOTAL TEXAS PDP	152.997	102.767	43.119	12.579	2154.648	1194.697	102.115	62.582	0.000	795.254	679.112

40	ELKHORN #14	5.013	0.000	4.387	0.000	195.958	127.568	11.875	0.000	0.000	56.515	41.487
41	ELKHORN A ST 015658A #15	10.208	0.000	8.422	0.000	376.194	225.120	22.797	0.000	0.000	128.277	77.492
42	J C KINNEY 38	12.865	0.000	11.257	0.000	502.863	288.904	30.474	0.000	0.000	183.486	99.156
43	KINNEY ST 0-1821	10.998	0.000	9.623	0.000	429.878	238.252	26.051	0.000	0.000	165.575	98.401
44	WEBSTER NET INCOME	1.287	0.000	1.287	0.000	61.954	0.000	0.000	0.000	0.000	61.954	38.753
39	TOTAL WYOMING PDP	40.372	0.000	34.976	0.000	1566.847	879.844	91.197	0.000	0.000	595.807	355.288

JCN/FieldPoint Petroleum Corporation	7
Ref: 15111 (SEC Report)

TABLE		Gross	Gross	Net	Net	Revenue	Oper	Sev	Ad Val	Net	Net	Net
NUMBER	Lease Name	OIL	GAS	OIL	GAS	to Int.	Expense	Tax	Tax	Investment	Income	Income

3	TOTAL PROVED DEVELOPED PRODUCING	874.017	2552.544	314.326	679.783	17686.120	8672.639	1255.227	270.091	0.000	7488.162	4983.883

46	PDNP KORCZAK FEDERAL #01	151.963	187.311	16.716	20.604	801.156	124.325	56.788	0.000	7.100	612.942	92.512
47	PDNP MERCURY FEE 1	0.000	1536.596	0.000	87.555	436.025	72.100	34.620	0.000	45.000	284.305	228.881
45	TOTAL NEW MEXICO PDNP	151.963	1723.907	16.716	108.159	1237.181	196.425	91.408	0.000	52.100	897.247	321.393

49	PDNP ARROWHEAD #01	46.543	0.000	37.234	0.000	1869.151	489.600	85.981	62.411	50.000	1181.160	883.291
50	PDNP N. BLK 12 #09 (D)	43.776	0.000	37.497	0.000	1730.500	517.081	79.603	57.781	9.790	1066.245	859.144
48	TOTAL TEXAS PDNP	90.318	0.000	74.731	0.000	3599.651	1006.681	165.584	120.192	59.790	2247.404	1742.435

4	TOTAL PROVED DEVELOPED NON-PRODUCING	242.281	1723.907	91.447	108.159	4836.832	1203.107	256.992	120.192	111.889	3144.651	2063.828

1	GRAND TOTAL ALL CATEGORIES	1116.298	4276.451	405.773	787.942	22522.952	9875.745	1512.219	390.284	111.889	10632.813	7047.711

JCN/FieldPoint Petroleum Corporation	8
Ref: 15111 (SEC Report)